EXHIBIT 23.1
Consent of Independent Registered Public Accounting Firm

The Board of Directors
Avangrid, Inc.:
We consent to the incorporation by reference in the registration statement (No. 333‑231251) on Form S-3 and registration statements (No. 333-212616 and No. 333-208571) on Form S-8 of Avangrid, Inc. of our reports dated March 2, 2020, with respect to the consolidated balance sheets of Avangrid, Inc. as of December 31, 2019 and 2018, the related consolidated statements of income, comprehensive income, changes in equity, and cash flows for each of the years in the three-year period ended December 31, 2019, and the related notes (and financial statement schedule I), and the effectiveness of internal control over financial reporting as of December 31, 2019, which reports appear in the December 31, 2019 annual report on Form 10‑K of Avangrid, Inc.
/s/ KPMG LLP
New York, New York
March 2, 2020